

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

March 5, 2018

<u>Via e-mail</u>
Marco Guidi
Chief Financial Officer
Tanzanian Royalty Exploration Corporation
82 Richmond Street East, Suite 200
Toronto, Ontario
Canada M5C 1P1

> **Re: Tanzanian Royalty Exploration Corporation**
> **Form 20-F for the Fiscal Year Ended August 31, 2017**
> **Filed November 29, 2017**
> **File No. 001-32500**

Dear Mr. Guidi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources, Pages 1 and 10</u>

1.   We note statements throughout your filing that your company has no properties that contain mineral reserves as defined by either U.S. or Canadian securities regulations. Please reconcile these statements with the disclosures starting on page 47 regarding the MaSS Resources report of 2017, which includes reserve estimates, and modify your filing as necessary.

<u>Buckreef Project, Page 22</u>

2.   Please insert a small-scale map showing the location and access to each material property, as required by the Instruction to Item 4.D. of Form 20-F. Please comply with the guidance found in the Instructions to Industry Guide 7(c)(1) in preparing the map(s).

Buziba Project, Page 23

3.   We note your disclosure of mineral resources for your Buziba property. Please separately
        disclose the measured, indicated, and inferred resources for the Buziba property.

Mineral Resource and Mineral Reserve Estimates: Venymn 2014, Page 46

4.   We note your disclosure regarding exploration targets in this section. Please amend your
        filing and remove the exploration target disclosure from your tables as exploration targets
        are not required disclosure under Canadian National Instrument (NI) 43-101. Please see
        Industry Guide 7, Instructions to Paragraph (b) (5).

New Mineral Resource and Mineral Reserve Estimates, Page 47

5.   We note your statement in this section regarding your compliant NI 43-101 reserves are
        calculated using measured and indicated resources. As presented, your reserves do not
        appear to comply with Industry Guide 7 or Canadian NI 43-101. Please modify your
        reserve table to disclose only your proven and probable reserves, excluding the inferred
        resources from your reserve tabulation. In addition, please clearly label your proven
        and/or probable reserves and separately disclose your total measured, indicated, and
        inferred resources as estimated in your MaSS Resource report prepared in 2017.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3795 with any questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and Mining